

June 7, 2013

Via E-mail
Ann Brooks
General Counsel
Kingsway Financial Services, Inc.
150 Pierce Road, 6th Floor
Itasca, IL 60143

      Re: Kingsway Financial Services, Inc.
              Registration Statement on Form S-3
              Filed May 30, 2013
              File No. 333-188932

Dear Ms. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comment. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Please provide your analysis in support of your position that you are eligible to use Form S-3 to register this offering. In your response, please address the analysis set forth in Question 116.20 of the Securities Act Forms Compliance and Disclosure Interpretations. Alternatively, please file a pre-effective amendment to your registration statement to convert it from Form S-3 to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Brian J. Fahrney
        Sidley Austin LLP
        One South Dearborn Street
        Chicago, IL 60603